                                                                                   EWorld Interactive, Inc.
                                                                                                             2580 Anthem Village Drive
                                                                                                             Henderson, Nevada 89072
                                                                                                             702-588-5971

                                                                                                        An OTC BB Quoted Company Symbol EWRL

                                   April 21, 2011

Amy Geddes
The Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Re: E World Interactive Inc.
File No. 333-130707/000-52438

Form 10K for the Year Ended December 31, 2009
Form 10Q for the period ended March 31, 2010
Form 8K, acquisition of Media and Technology Solutions, Inc.
Form 10Q for the period ended June 30, 2010
Form 10Q for the period ended September 30, 2010

Dear Amy,

Following review of your letter of February 03, 2011 and consultation with our auditors and attorney, we have made a number of re-statements of our financial statements for 2009 and 2010 in respect of E World Interactive, Inc. (E World) and its subsidiary Media and Technology Solutions, Inc.(Media and Technology). We believe that the restatement of the financial statements with deal with all of the points raised in your correspondence and an error relating to 2009 which only came to light in the 2010 audit and which is further explained below.

In addition to this, the company filed an amendment to its Articles of Incorporation on March 25, 2011 to change the par value of the company’s stock from ‘No Par Value’ to a ‘$0.001 Par Value’. This change has been retrospectively made to the financial statements for the year ended December 31, 2009 and for subsequent periods covered by the 10Q’s for March 31, June 30 and September 30, 2010.

December 2009 Financial Statements

Correction to Accounts Payable/Professional fees:
Upon completion of the Company’s financial statements as of December 31, 2010, an restatement of the financial statements was found to be required following a change in professional fees and accounts payable as the Company was made aware of additional professional fees of $20,000 incurred relating to 2009 but the invoices for these costs were only provided to the Company in March 2011. The resulting restatement required a change to the statement of operations, accounts payable and accumulated deficit at December 31, 2009 and consequently the balances of accounts payable and accumulated deficit carried forward to 2010.

1.	Form 10-K/A for the Year Ended December 31, 2009
Item 9A Controls and Procedures.

The 10K/A for the year ended December 31, 2009 filed on April 21, 2011 includes the statement reaching the conclusion that internal controls were ineffective having identified a material weakness. The Item 9A included in the 10K/A is attached to this this letter as Appendix 1.

2.	Acquisition Accounting of Media and Technology Solutions Inc.

The accounting for the two companies is now combined from the date of inception of Media and Technology Solutions and this will be restated in this regard for the 10-Q/A for the period ended June 30, 2010 and subsequent periods. A note and table of restatement will be included in the Form 10-Q/A for June 2010 and in the Form 10-Q/A for September 2010.

3.	Intangible Assets acquired by Media and Technology Solutions from Blue Atelier, Inc.

With regard to the acquisition of intangible assets by Media and Technology Solutions, we have reviewed the accounting in Media and Technology Solutions, Inc. and have restated the audited financial statements of March 31, 2010 which were attached to the Form 8K filed on June 08, 2010 and filed Form 8K/A with details of the restatement. These financial statements now include the following explanatory Note 6 of the Financial Statements:

“Upon completion of the Company’s financial statements as of December 31, 2010, an accounting error was discovered that requires the restatement of amounts previously reported. Intangible assets purchased from Blue Atelier (majority stockholder of the Company) should have been recorded at the transferors’ historical cost basis determined under GAAP. On the date the intangible assets were purchased, the unsecured convertible note payable to Blue Atelier executed by the Company as consideration for the intangible assets exceeded the transferors’ historical cost basis by $150,000. This excess should have been recorded by the Company as a deemed distribution to Blue Atelier (majority stockholder).”

The complete Note 6 and table of restatement are attached as Appendix 2.

With regard to the related charge of $499 referred to in your letter, this $499 reflects the third party historical cost incurred by Blue Atelier.

We acknowledge in preparing this response that:

(a)	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	That the company may not asset staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

I trust that the above comments and explanations, along the Appendices attached to the letter together with the filed Forms 10K/A, Form 8K/A and 10Q/A will cover all of the issues raised in your letter.

Sincerely

Gerry Shirren

Gerry Shirren
President  & Chief Financial Officer
E World Interactive Inc.

CC           Shanghai Perfect CPA Partnership
De Joya Griffith & Company LLC

E World Interactive, Inc.
2580 Anthem Village Drive
Henderson, Nevada 89072
702-588-5971
An OTC BB Quoted Company Symbol: EWRL

Appendix 1

Extract from E World Interactive, Inc. 10K/A for year ended December 31, 2009

ITEM 9A.                      CONTROLS AND PROCEDURES

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009. This evaluation was carried out under the supervision of Chief Financial Officer, Gerry Shirren. Subsequent to the filing of the 10K on April 13, 2010 and 10K/A on September 23, 2010, further evaluation of the disclosure control and procedures found a number of revisions were necessary to the 10K and based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of December 31, 2009, our disclosure controls and procedures were found to be ineffective.

In light of the material weaknesses described below, we performed additional analysis and other post-closing procedures to ensure that our financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations, changes in stockholders’ equity and cash flows for the periods presented.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure. Such disclosure controls and procedures are limited in their effect by the limitation of the numbers of staff available to allow for the desirable level of division of responsibilities and oversight of the controls and procedures.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. Our control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that

1.	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of our assets;

2.
Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; that receipts and expenditures are being made only with proper authorizations of management and directors; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency (within the meaning of Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 5) or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. The effectiveness of these safeguards, procedures and controls are limited in their effectiveness by the limitation of division of responsibility and oversight in these procedures.

Management, including our President acting as principal executive officer and our principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies published in June of 2006 and the PCAOB preliminary staff views published October 17, 2007.

Based on our assessment and those criteria, management concluded that during the period covered by this report, our internal control and procedures over financial reporting were ineffective as of December 31, 2009 due to the weaknesses described below.

Material Weaknesses

1.
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework.” Based on this assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was not effective based on this framework.

Management evaluated the impact of ineffective control over financial reporting and concluded that the control deficiency represented a material weakness.

2.
After a review of the Company’s current review and approval of certain aspects of the accounting process in the preparation and presentation of our consolidated financial statements, management concluded that the inadequate review and approval process represented a material weakness.

Remediation of Material Weaknesses

To remediate the material weaknesses identified above, we have done the following subsequent to December 31, 2009, which correspond to the two material weaknesses identified above.

1.
In connection with the ineffective assessment of the Company’s internal control over financial reporting, management plans to hire an accounting consultant to assist in performing our internal audit and assist with SEC compliance for purposes of all future reporting.

Management believes this remediation will remediate the corresponding material weakness described in Item 1.

2.
In connection with the reported inadequate review and approval of certain aspects of the accounting process in the preparation and presentation of our consolidated financial statements, the Company plans to hire an accounting consultant to review and advice on the preparation and presentation of the consolidated financial statements.

Management believes this remediation will remediate the corresponding material weakness described in Item 2.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

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E World Interactive, Inc.
2580 Anthem Village Drive
Henderson, Nevada 89072
702-588-5971
An OTC BB Quoted Company Symbol: EWRL

Appendix 2

Form 8K/A
Acquisition of Media and Technology Solutions, Inc. and other matters

Extract from Form 8K/A:

“We are filing this Amendment No. 1 to our current report on Form 8-K dated June 2, 2010 originally filed and accepted on June 7, 2010, to include restated audited financial statements of Media and Technology Solutions, Inc. as of March 31, 2010.”

Extract from Notes to March 31, 2010 Financial Statements regarding Restatement:

Note 6 and Table of Restatement

6. RESTATEMENT
Upon completion of the Company’s financial statements as of December 31, 2010, an accounting error was discovered that requires the restatement of amounts previously reported. Intangible assets purchased from Blue Atelier (majority stockholder of the Company) should have been recorded at the transferors’ historical cost basis determined under GAAP. On the date the intangible assets were purchased, the unsecured convertible note payable to Blue Atelier executed by the Company as consideration for the intangible assets exceeded the transferors’ historical cost basis by $150,000. This excess should have been recorded by the Company as a deemed distribution to Blue Atelier (majority stockholder).

The following is a summary of the impact of this restatement on the Company’s Balance Sheet:

	March 31, 2010

	As Previously	Error
	Reported	Correction	Restated

Intangibles	$150,000	$(150,000)	$-
Total other assets	$150,000	$(150,000)	$-
Accumulated deficit during
development stage	$(606)	$(150,000)	$(150,606)
Total stockholders' deficit	$394	$(150,000)	$(149,606)

The following is a summary of the impact of this restatement on the Company’s Statement of Stockholders’ Deficit:

	March 31, 2010

	As Previously	Error
	Reported	Correction	Restated

Deemed distribution to majority stockholder	$-	$(150,000)	$(150,000)
Balance, March 31, 2010 - Accumulated Deficit	$(606)	$(150,000)	$(150,606)
Balance, March 31, 2010 - Total Stockholders' Deficit	$394	$(150,000)	$(149,606)